PROSPECTUS SUPPLEMENT
 (TO PROSPECTUS DATED JUNE 18, 1997)

               4,000,000 TRUST CONVERTIBLE PREFERRED SECURITIES
                           MCKESSON FINANCING TRUST
                5% TRUST CONVERTIBLE PREFERRED SECURITIES
        (LIQUIDATION AMOUNT $50 PER CONVERTIBLE PREFERRED SECURITY)
               GUARANTEED TO THE EXTENT SET FORTH HEREIN BY,
                            MCKESSON CORPORATION
                      ------------------------------

      This Prospectus Supplement supplements and amends the Prospectus dated June 18, 1997 (the "Prospectus") relating to the 5% Trust Convertible Preferred Securities (the "Convertible Preferred Securities"), which represent preferred undivided beneficial interests in the assets of McKesson Financing Trust, a statutory business trust formed under the laws of the State of Delaware, and the shares of common stock, par value $.01 per share, of McKesson Corporation, a Delaware corporation ("McKesson"), issuable upon conversion of the Convertible Preferred Securities.

      McKesson and HBO & Company ("HBOC"), a leading healthcare information company, have signed a definitive merger agreement for McKesson to acquire HBOC. Under the terms of the merger agreement, stockholders of HBOC would receive a fixed exchange ratio of 0.37 shares of McKesson common stock for each share of HBOC common stock in a tax-free exchange. The merger of the two companies, which is subject to regulatory approval, McKesson and HBOC shareholder approval and other customary conditions, would be accounted for as a pooling of interests and is anticipated to close in the first quarter of 1999. The new company would be named McKesson HBOC, and the corporate headquarters of McKesson HBOC would be located in San Francisco, California.

      Upon completion of the merger, Charles W. McCall, currently president and chief executive officer of HBOC, would become chairman of McKesson HBOC's board of directors, and Mark A. Pulido, currently president and chief executive officer of McKesson, would become president and chief executive officer of McKesson HBOC. Also upon completion of the merger, McKesson HBOC's board of directors would consist of ten members, which would include five members from the current McKesson board and five from the current HBOC board.

                                                      (continued on next page)

 PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is October 26, 1998.

      The table on pages 56 through 58 of the Prospectus, which sets forth information with respect to the Selling Holders (as defined in the Prospectus) and the respective amounts of Convertible Preferred Securities beneficially owned by each Selling Holder that may be offered pursuant to the Prospectus (as supplemented and amended), is hereby amended (i) by the deletion of items 1, 9, 34 and 54, respectively, of that table and the substitution therefor of the following:


                                    Convertible Preferred                            Convertible Preferred
                                    Securities Owned         Number of               Securities Owned
                                    Prior to Offering        Convertible Preferred   After Offering
  "Selling Holder                   Number        Percent    Securities Offered      Number        Percent

 1.  Fidelity Hastings Street
     Trust:  Fidelity Fund (1)      206,300        5.16%         206,300                0            0.0%

 9   Fidelity Financial Trust:
     Fidelity Convertible
     Securities Fund (1)             26,900        0.67%          26,900                0            0.0%

 34. Fidelity Management Trust
     Company (4)                     16,200        0.41%          16,200                0            0.0%

 54. Fidelity Advisor Series I:
     Fidelity Advisor Growth &
     Income Fund (1)                  3,600        0.09%           3,600                0            0.0%

 --------------------------

   (1) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly-owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. As of October 23, 1998, funds and accounts advised by FMR beneficially owned 8,693,130 shares (approximately 8.8%) of the McKesson Common Stock issued and outstanding.

   (4) Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended."

      The Prospectus, together with this Prospectus Supplement, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the Convertible Preferred Securities and McKesson Common Stock issuable upon conversion of the Convertible Preferred Securities. All references in the Prospectus to "this Prospectus" are hereby amended to read "this Prospectus (as supplemented and amended)".